

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 30, 2008

Mr. Robert L. Parker Jr.
Chief Executive Officer
Parker Drilling Company
1401 Enclave Parkway, Suite 600
Houston, TX 77077

> **Re: Parker Drilling Company**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 21, 2008**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2008**
> **Filed August 11, 2008**
> **File No. 001-07573**

Dear Mr. Parker:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Financial Statements, page 47

Note 4 – Long-Term Debt, page 61

1.   We note in connection with the offering of your convertible senior notes in 2007 you entered into separate convertible hedge transactions and warrant transactions. Please explain to us your objectives for entering into each of these separate but related transactions in conjunction with the offering of the convertible senior notes. In addition, provide details of the salient terms of each of the transactions, and describe your accounting treatment for recognizing the transactions in your financial statements. Finally, please clarify how the presence of the hedge and warrant transactions effectively increases the conversion price of the senior convertible notes.

Definitive Proxy Statement on Schedule 14A filed March 21, 2008

2.   Please confirm in writing that you will comply with the following comments in all future filings, and provide us with an example of the disclosure you intend to use. After our review of your responses, we may raise additional comments.

Board of Directors, page 19

3.   Provide the complete five-year sketch that Item 401(e) of Regulation S-K requires for each individual, filling in any gaps or ambiguities with regard to time. For example, the sketch you provide for Mr. Gibson is silent regarding nine months of the most recent five-year period. This comment also applies to the disclosure under the caption "Executive Officers" at page 11 of the Form 10-K, where you omit a description of two of the five years for Mr. Mannon. Also make clear for each officer and director how long he or she has served in each position listed during the five years. Where titles have changed during the covered time, identify when each change took place.

Compensation Discussion and Analysis, page 37

Elements of Total Compensation, page 40

4.   We note your discussion regarding materiality and competitive harm. If you omit required disclosure regarding the metrics and performance measures for 2007, you need to provide us with an analysis for each factor/metric regarding both materiality and competitive harm *for each target or factor that you omit*. Depending on your response, we may have additional comments. Also describe

more precisely the relative difficulty in achieving the undisclosed target levels or other factors. See Instruction 4 to Item 402(b) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended June 30, 2008

Financial Statements, page 3

Note 1 – Notes to the Unaudited Consolidated Condensed Financial Statements, page 6

General, page 6

5.   We note your disclosure stating that you recognize the fees from your cost plus fixed fee construction contact on a percentage of completion basis. Expand your disclosure to indicate the method you use to measure the extent of progress toward completion.

Note 7 – Saudi Arabia Joint Venture, page 10

6.   We note you executed an agreement in April 2008 to sell your 50% interest in Al-Rushaid Parker Drilling Co. Ltd., a joint venture accounted for under the equity method. Please clarify whether the sale was complete as of June 30, 2008, and if so, indicate whether this disposition resulted in a gain or loss. In addition, state the amount of the gain or loss, if any and identify where it is presented in your statement of operations.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798 or in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director